

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 12, 2010

Mr. Richard L. Bready
Chairman, Chief Executive Officer and President
Nortek, Inc.
50 Kennedy Plaza
Providence, Rhode Island 02903-2360

   **Re: Nortek, Inc.
     Form 10-12B
     Filed April 15, 2010
     File No. 001-34697**

   We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward-Looking Statements, page 2

1. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

The Company's Business Segments, page 4

2. Please revise to indicate the measure by which you are the "world's largest suppliers of residential range hoods and exhaust fans, and the largest supplier of these products in North America," as well as "one of the leading suppliers in Europe of luxury 'Eurostyle' rangehoods," be it by overall sales, revenues, or some other measure.

Liquidity and Capital Resources, page 59

3. Discuss whether your cash flows from subsidiaries, existing unrestricted cash and cash equivalents and other sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Item 6. Executive Compensation, page 76
Base Salary, Page 78

4. We note your disclosure that at the time of an executive's hire or promotion, salary is determined by reference to various market data provided by compensation surveys and publicly available industry data regarding companies of comparable size and in a comparable industry. It appears that the Compensation Committee uses the compensation data from the surveys and the relevant industry data of comparable companies for benchmarking purposes. If so, you must identify the companies used. For purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify all the benchmarked companies. In addition, please describe the additional competitive benchmark data which is consulted on a periodic basis. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Discretionary Cash Bonuses, page 79

5. We note that the 2009 discretionary cash bonuses were tied to the achievement of specified pre-established individual and company performance objectives. Please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal. See Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K.

Employment Agreements, page 87

6. Please revise your disclosure to discuss briefly the definitions of "cause", "good reason" and "change-in-control" as discussed in connection with your employment agreements.

Risk Assessment of Compensation Policies and Practices, page 96

7. We note your disclosure in response to Item 402(s) of Regulation S-K. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Arthur B. Price, Esq.
        Ropes & Gray LLP
        Via facsimile: (617) 235-7341